Clearway Energy, Inc.

Clearway Energy LLC

300 Carnegie Center, Suite 300

Princeton, NJ 08540

clearwayenergy.com

February 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attn:	Karl Hiller, Branch Chief
John Cannarella, Staff Accountant

Re:	Clearway Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed February 28, 2022
File No. 001-36002

Dear Mr. Hiller and Mr. Cannarella:

We hereby further supplement our response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 17, 2022, related to the above referenced filing of Clearway Energy, Inc. This response also applies to the disclosures of Clearway Energy LLC (together with Clearway Energy, Inc., the “Company”). In connection with discussions with the Staff, the following is a summary of the supplemental or clarifying disclosures that we will include in each Annual Report on Form 10-K to be filed by the Company for the year ended December 31, 2022 and in subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q made by the Company, as applicable.

1.	In Item 2, Properties, the Company will supplement its existing disclosures related to facility utilization by providing a weighted average realized capacity factor for its Solar facilities in the aggregate and for its Wind facilities in the aggregate. The weighted average realized capacity factor will be calculated as megawatt-hours (MWh) sold or compensated during the applicable year (or in future interim filings, during the relevant interim period) divided by the product of the total hours in the relevant time period (annual or interim period or portion thereof, for assets acquired during the annual or interim period) and the Company’s aggregate capacity (MW). This metric will be provided in addition to the following disclosure of industry data: “Typical average capacity factors are 25% for solar facilities and 25-45% for wind facilities.”

2.	In Item 7, Management’s Discussion and Analysis of Financial Condition and the Results of Operations, Consolidated Results of Operations, within the Business Metrics section of the table, the Company will include MWh generated/sold for Wind and Solar in addition to the total Renewables MWh generated/sold for each of the periods shown in the table.

3.	In Item 7, Management’s Discussion and Analysis of Financial Condition and the Results of Operations, Management’s discussion of the results of operations, within the Operating Revenues section, the Company will provide the following information:

a.	Acquisition-related variances will be quantified separately from all other variances, and separate information will be presented for variances due to the acquisition of Wind and Solar assets, either by providing specific quantified variances, or by providing a measure of relative significance such as (i) percentage of MW capacity acquired, (ii) percentage of revenue acquired or (iii) percentage of MWh sold during the post-acquisition period.

b.	Non-acquisition related variances will be quantified when individually material to the results of operations, including separate amounts for variances in generation, price, weather events or significant outages, where relevant and material.

For the avoidance of doubt, the Company confirms that it will quantify and provide explanations for all material variances for all line items in the Company’s statement of operations.

Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amelia McKeithen, Assistant General Counsel, at (609) 436-9601, or me at (609) 608-1461 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Sarah Rubenstein

Sarah Rubenstein
Senior Vice President and
Chief Accounting Officer

cc:	Kevin Malcarney, Esq., General Counsel, Clearway Energy, Inc. Amelia McKeithen, Esq., Assistant General Counsel, Clearway Energy, Inc.